Exhibit 99.1

Evogene Reports Third Quarter 2014 Financial Results

Rehovot, Israel – November 10, 2014 – Evogene Ltd. (NYSE, TASE: EVGN), a leading company for the improvement of crop quality, productivity and economics for the food, feed and biofuel industries, announced today its financial results for the quarter and nine months ended September 30, 2014.

Ofer Haviv, Evogene's President and CEO, stated: “During the approximately one year period following our initial public offering in the U.S., we have been pleased to report accelerating progress in both enhancing our leadership position as a premier provider of seed traits to the agriculture industry, and in making significant progress across our other areas of focus.”

“Our ability to successfully pursue these multiple strategic objectives in parallel is the result of our more than decade-long, and continuing, investment in building one of the best knowledge-based, discovery platforms available in the agriculture industry today. The value of this unique infrastructure can be demonstrated in part by the hundreds of candidate genes, mainly for improved yield and abiotic stress resistance, provided to date under multiple milestone and royalty bearing collaboration agreements with a majority of the world’s leading seed companies.”

“As our initial area of focus, seed traits represents our most mature area of operation, with our main goals currently being phase advancement and increasing the probability of success for achieving end-products. For this purpose, we continue to invest substantial efforts in building more robust and tailored computational and validation tools to further support the efficacy of Evogene genes currently undergoing field trial validation in our partners’ pipelines.”

“We also continue to expand our product portfolio and technology in this area by targeting new traits and new crops, mainly in the field of biotic stresses. Earlier this year we disclosed our entry into the field of insect resistance and control. I am extremely proud that with the advantage of our existing infrastructure, we were able to successfully initiate a robust product program in such a short period of time, and I am very excited about the prospects for future collaborations in this area, which we consider one of Evogene’s key growth engines.”

 “A portion of the IPO proceeds were targeted towards the area of ag-chemicals, in particular to our ongoing activities in establishing a very innovative herbicide discovery program. This past year these activities included expanding our computational capabilities to support chemical discovery and building dedicated labs and plant validation systems in support of these growing activities. We are now evaluating the appropriate time to begin collaborative activities with one or more major companies in the field, and have been pleased with the interest shown during some initial discussions we have had.”

“The financial security provided by the capital raised in our IPO also allowed us to accelerate the product development and pre-commercialization progress of Evofuel’s castor bean varieties, and we are pleased that we are now on track for initial commercial seed sales to begin in 2016. This year, in our pre-commercial field testing, we harvested over 200 acres of our castor varieties. This is a fantastic achievement, one which I am very proud of and is not a trivial accomplishment. The success of Evofuel will mean the introduction of a completely new modern crop into world agriculture for both industrial uses and with the potential for addressing one of the world’s most significant challenges of fuel dependency,” concluded Mr. Haviv.

Financial results for the period ended September 30, 2014:

Total Revenues include (i) research and development payments, including up-front payments, and (ii) share purchase related revenues. Evogene anticipates that longer term, its primary sources of revenues and profits will be future royalties and other revenue sharing amounts, as well as castor seed sales by its wholly owned subsidiary Evofuel.

(i)
Revenues from research and development payments include periodic payments for research and development services generated under the Company's collaboration agreements with seed companies, as well as up-front payments received under the Company's agreements with collaborators, which are recognized as revenues over the duration of the relevant agreement. R&D revenues for the nine months ended September 30, 2014 were $10.6 million, compared to $10.8 million for the same period in 2013. Revenues for the third quarter of 2014 were $3.1 million, compared to $3.5 million for the same period in 2013. The decline in revenues in the third quarter of 2014 was primarily related to the amendment to the Company’s Bayer collaboration work plan, whereby $750 thousand of research payments due in 2014 were accounted for as deferred revenues and will be recognized as revenues in 2015 and onwards. This decline was offset in part by an increase in revenues associated with the expansion of activities in certain other collaborations, including the Company’s agreements with Monsanto and Syngenta, which were extended and expanded in late 2013.

(ii)
Share purchase related revenues result from the required accounting treatment for the past acquisitions of Evogene ordinary shares by Monsanto and Bayer, as well as the put option agreement that the Company entered into with Monsanto, all in conjunction with the research and development collaboration agreements signed with these partners. Share purchase related revenues for the nine months ended September 30, 2014 were $240 thousand, compared to $2.4 million for the same period in 2013. In the third quarter of 2014, the Company recorded $75 thousand of share purchase related revenues, compared with $767 thousand for the third quarter of 2013. The decline in share purchase related revenues reflects accounting treatment of certain past transactions involving Evogene ordinary shares with Monsanto and Bayer and does not reflect any current cash flow.

Cost of Revenues largely consists of research and development expenses related to the support of the Company’s ongoing activities under collaboration agreements with seed companies, all of which provide for future milestone and royalty revenues. Cost of Revenues for the nine months ended September 30, 2014 was $7.3 million, compared to $7.3 million for the same period in 2013. Cost of Revenues for the third quarter of 2014 was $2.3 million, compared to $2.6 million for the same period in 2013.

Research and Development Expenses for the nine months ended September 30, 2014 were $9.8 million, compared to $7.6 million for the same period in 2013. Research and development expenses for the third quarter of 2014 were $3.7 million, compared to $3.0 million for the same period in 2013. The increase in these expenses largely relates to expansion of self-funded activities, primarily focused on the development of new computational genomics and validation technologies in support of both existing and new activities, such as in the areas of fungi, insect and weed control. As stated above, research and development expenses do not include such expenses incurred in support of on-going collaborations, which are accounted for as Cost of Revenues.

Business Development Expenses for the nine months ended September 30, 2014 were $1.3 million, compared to $906 thousand for the same period in 2013. Business Development expenses for the third quarter of 2014 were $407 thousand, compared to $374 thousand for the same period in 2013. This increase reflects costs associated with the Company’s decision to establish dedicated Business Development capabilities within each of its four operating divisions, as well as costs associated with ongoing efforts to introduce the Company’s business proposition to prospective partners in new and existing areas.

General and Administrative Expenses for the nine months ended September 30, 2014 were $3.1 million (including a non-cash expense of $1.1 million for amortization of share-based compensation), compared to $2.0 million (including a non-cash expense of $503 thousand for amortization of share-based compensation) for the same period in 2013. General and Administrative expenses for the third quarter of 2014 were $984 thousand (including a non-cash expense of $294 thousand for amortization of share-based compensation), compared to $833 thousand (including a non-cash expense of $315 thousand for amortization of share-based compensation) for the same period in 2013. In addition to the non-cash share-based compensation, this increase relates to continued growth in the Company’s operations and costs associated with being a publicly traded entity in the US.

Operating Loss for the nine months ended September 30, 2014 was $10.7 million (including a non-cash expense of approximately $2.6 million for amortization of share-based compensation), compared to an operating loss of $4.7 million (including a non-cash expense of approximately $1.6 million for amortization of share-based compensation) for the same period in 2013. Operating loss for the third quarter of 2014 was $4.3 million (including a non-cash expense of $788 thousand for amortization of share-based compensation), compared to an operating loss of $2.5 million (including a non-cash expense of $1.0 million for amortization of share-based compensation) for the same period in 2013. This increase is mainly attributable to the increase in self-funded research and development expenses, among other operating expenses and non-cash share-based compensation expenses, as described above.

Cash Position: As of September 30, 2014, Evogene had $118.8 million in cash, short and long term bank deposits and marketable securities. Assuming regular course of business and no new revenue sources, such as additional collaborations, the Company reiterates its guidance that its cash burn for calendar 2014 will be in the range of the previously estimated $15 to $18 million.

Conference call and webcast details:
Evogene management will host a conference call today at 09:30 am Eastern time, 16:30 Israel time to discuss the above-described results. US-based participants are invited to access the call by dialing 1-888-668-9141, and participants from Israel and other countries are invited to access the call at +972-3-918-0610. A replay of the conference call will be available beginning at approximately 13:00 Eastern time, 20:00 Israel time today, and will be accessible through November 12, 2014.  US-based participants are invited to access the replay by dialing 1-888-326-9310, and participants from Israel and other countries are invited to access the replay at +972-3-925-5901. A replay of the call may also be accessed as a webcast via Evogene’s website at www.evogene.com and will be available for a period of ten days.

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About Evogene Ltd:
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease and nematodes), in key crops as corn, soybean, wheat and rice, and is also focused on the research and development of new products for crop protection (such as weed control). In addition, the Company has a wholly-owned subsidiary, Evofuel, developing seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com and www.evo-fuel.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may",  “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor, Evogene
Director, Public and Investor Relations
T: +972 54 22 88 039
karen.mazor@evogene.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	As of September 30,		As of December 31,
	2014	2013	2013
	Unaudited		Audited
CURRENT ASSETS:

Cash and cash equivalents	$14,962	$16,655	$95,454
Marketable securities	77,850	31,684	31,452
Short-term bank deposits	16,000	-	-
Trade receivables	1,103	1,836	1,913
Other receivables	1,320	1,744	733

	111,235	51,919	129,552
LONG-TERM ASSETS:

Long-term bank deposits	10,000	-	-
Long-term deposits	19	31	28
Plant, property and equipment, net	8,027	7,294	7,215
Long-term investment	471	365	471
Intangible assets, net	11	56	45

	18,528	7,746	7,759

	$129,763	$59,665	$137,311
CURRENT LIABILITIES:

Trade payables	$1,849	$1,461	$2,014
Other payables	2,954	2,945	4,363
Liabilities in respect of grants from the Chief Scientist	463	520	625
Deferred revenues and other advances	971	3,566	1,572

	6,237	8,492	8,574
LONG-TERM LIABILITIES:

Liabilities in respect of grants from the Chief Scientist	2,696	2,869	3,008
Deferred revenues and other advances	516	1,877	963
Severance pay liability, net	27	19	19

	3,239	4,765	3,990
SHAREHOLDERS' EQUITY:

Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding –25,301,897, 18,948,785 and 24,901,327 shares at September 30, 2014 and 2013 and December 31, 2013, respectively	139	103	137
Share premium and other capital reserve	174,714	94,711	169,469
Put option	-	(7,764)	-
Accumulated deficit	(54,566)	(40,642)	(44,859)

	120,287	46,408	124,747

	$129,763	$59,665	$137,311

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited
Revenues:

Research and development payments, including up-front payments	$10,631	$10,782	$3,089	$3,467	$15,028
Share purchase related revenues	240	2,386	75	767	2,553

Total Revenues	10,871	13,168	3,164	4,234	17,581

Cost of revenues	7,325	7,271	2,337	2,583	10,114

Gross profit	3,546	5,897	827	1,651	7,467

Operating expenses:

Research and development, net	9,754	7,638	3,742	2,972	11,107
Business development	1,343	906	407	374	1,517
General and administrative	3,108	2,030	984	833	3,564

Total operating expenses	14,205	10,574	5,133	4,179	16,188

Operating loss	(10,659)	(4,677)	(4,306)	(2,528)	(8,721)

Financing income	1,980	944	627	275	1,179
Financing expenses	(1,028)	(928)	(500)	(46)	(1,336)

Net and Comprehensive loss	$(9,707)	$(4,661)	$(4,179)	$(2,299)	$(8,878)

Basic and diluted loss per share	$(0.39)	$(0.25)	$(0.17)	$(0.12)	$(0.45)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands

	Share Capital	Share Premium and other capital reserve	Accumulated Deficit	Total
	Unaudited

Balance as of January 1, 2014 (audited)	$137	$169,469	$(44,859)	$124,747

Total comprehensive loss	-	-	(9,707)	(9,707)
Exercise of options	2	2,708	-	2,710
Share-based compensation	-	2,537	-	2,537

Balance as of September 30, 2014	$139	$174,714	$(54,566)	$120,287

	Share capital	Share Premium and other capital reserve	Put Option	Accumulated Deficit	Total
	Unaudited

Balance as of January 1, 2013(audited)	$102	$91,902	$(7,764)	$(35,981)	$48,259

Total comprehensive loss	-	-	-	(4,661)	(4,661)
Exercise of options	1	1,211	-	-	1,212
Share-based compensation	-	1,598	-	-	1,598

Balance as of September 30, 2013	$103	$94,711	$(7,764)	$(40,642)	$46,408

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands

	Share Capital	Share Premium and other capital reserve	Accumulated Deficit	Total
	Unaudited

Balance as of July 1, 2014	$138	$172,077	$(50,387)	$121,828

Total comprehensive loss	-	-	(4,179)	(4,179)
Exercise of options	1	1,849	-	1,850
Share-based compensation	-	788	-	788

Balance as of September 30, 2014	$139	$174,714	$(54,566)	$120,287

	Share capital		Share Premium and other capital reserve	Put Option	Accumulated Deficit	Total
	Unaudited

Balance as of July 1, 2013	$103		$93,303	$(7,764)	$(38,343)	$47,299

Total comprehensive loss	-		-	-	(2,299)	(2,299)
Exercise of options	*	)	384	-	-	384
Share-based compensation	-		1,024	-	-	1,024

Balance as of September 30, 2013	$103		$94,711	$(7,764)	$(40,642)	$46,408

*) Represent amount lower than $1 thousand

	Share capital	Share Premium and other capital reserve	Put Option	Accumulated Deficit	Total
	Audited

Balance as of January 1, 2013	$102	$91,902	$(7,764)	$(35,981)	$48,259

Total comprehensive loss	-	-	-	(8,878)	(8,878)
Shares issued, net	32	76,764	-	-	76,796
Issuance and exercise of put options	-	(4,483)	7,764	-	3,281
Exercise of options	3	2,556	-	-	2,559
Share-based compensation	-	2,730	-	-	2,730

Balance as of December 31, 2013	$137	$169,469	$-	$(44,859)	$124,747

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited
Cash flows from operating activities

Net loss	$(9,707)	$(4,661)	$(4,179)	$(2,299)	$(8,878)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	1,616	1,512	561	505	2,042
Share-based compensation	2,537	1,598	788	1,024	2,730
Net financing expenses (income)	417	(16)	429	(229)	157

	4,570	3,094	1,778	1,300	4,929

Changes in asset and liability items:

Decrease (increase) in trade receivables	810	(272)	761	51	(345)
Decrease (increase) in other receivables	(587)	(43)	(294)	51	(81)
Decrease in prepaid expenses	9	-	1	-	15
Increase (decrease) in trade payables	(247)	(277)	359	(22)	292
Increase (decrease) in other payables	(1,409)	(194)	114	308	940
Increase in severance pay liability, net	8	8	8	-	8
Decrease in deferred revenues	(1,048)	(3,266)	(652)	(1,064)	(3,191)

	(2,464)	(4,044)	297	(676)	(2,362)

Cash received during the period for:

Interest received	288	839	62	205	1,041

Net cash used in operating activities	(7,313)	(4,772)	(2,042)	(1,470)	(5,270)

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited
Cash flows from investing activities

Purchase of property, plant and equipment	$(2,312)	$(1,336)	$(1,387)	$(605)	$(1,613)
Proceeds from sale of marketable securities	21,042	16,691	12,946	3,400	18,157
Purchase of marketable securities	(68,214)	(18,155)	(12,855)	(1,324)	(19,444)
Investment in bank deposits	(26,000)	-	-	-	-
Maturity of bank deposits	-	-	8,000	-	-

Net cash provided by (used in) investing activities	(75,484)	(2,800)	6,704	1,471	(2,900)

Cash flows from financing activities

Proceeds from issuance of shares, net	-	-	-	-	77,014
Proceeds from exercise of warrants and options	2,710	1,212	1,850	384	2,559
Proceeds from the Chief Scientist grants	179	147	53	-	348
Repayment of the Chief Scientist grants	(530)	(513)	(258)	(266)	(513)
Issuance expenses	-	(820)	-	(270)	-

Net cash provided by (used in) financing activities	2,359	26	1,645	(152)	79,408

Exchange rate differences - cash and cash equivalent balances	(54)	(61)	(61)	(78)	(46)

Increase (decrease) in cash and cash equivalents	(80,492)	(7,607)	6,246	(229)	71,192

Cash and cash equivalents, beginning of the period	95,454	24,262	8,716	16,884	24,262

Cash and cash equivalents, end of the period	$14,962	$16,655	$14,962	$16,655	$95,454

Significant non-cash transactions

Acquisition of property, plant and equipment	$461	$137	$461	$137	$299

Long-term investment	$-	$365	$-	$-	$471

Prepaid issuance expenses	$-	$264	$-	$5	$218